Exhibit 17.2
FROM THE DESK OF
SAMUEL L. WARREN
July 17, 2008
Mr. Timothy P. Burroughs
President/CEO/CFO
TBX Resources, Inc.
3030 LBJ Freeway, Suite 1320
Dallas, Texas 75234
Dear Mr. Burroughs:
I was elected to the Board of Directors of TBX Resources, Inc. in August of 2005. Since that time my fellow Board members and I have had many meetings and conversations with you about our concerns with the manner in which you conduct the corporate business affairs of TBX Resources, Inc.
On numerous occasions, there has been a lack of prior Board approval before action was taken by management, a lack of proper notification from management to the Board members in a timely manner, and a lack of complete, accurate, pertinent information from management to the Board members in a timely manner.
I am therefore, hereby submitting my formal resignation from the Board of Directors of TBX Resources, Inc. This resignation is effective immediately.
Sincerely,

/s/ Samuel L. Warren
Samuel L. Warren